November 9, 2011

VIA EDGAR

Suzanne Hayes, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	TFS Financial Corporation
File No. 001-33390
Form 10-K for the fiscal year ended September 30, 2010
Form 10-Q for the quarter ended March 31, 2011
Form 10-Q for the quarter ended June 30, 2011

Dear Ms. Hayes:

TFS Financial Corporation (the “Company”, or “we”, or “our”, or “us”) has received the October 26, 2011 comment letter from the Securities and Exchange Commission (the “Letter”) with respect to the filings referenced above (the “Filings”) and our supplemental response.

Our response to each comment is set forth below. For the convenience of the Staff, we have repeated each comment, followed by our response, in the order and according to the numbers assigned in the Letter.

* * * * *

Form 10-Q for Quarterly Period Ended June 30, 2011

Note 4. Loans and Allowance for Loan Losses, page 9

SEC Comment No. 1 – “We note your response to prior comment four in our letter dated July 25, 2011 and that you do not track or consider the default status of borrowers’ first mortgage loans unless they are delinquent on the home equity loan or line of credit. Also, we note you consider the refreshed credit bureau reports in determining appropriate collection actions and charge-off decisions when the borrower is at any stage of delinquency on their home equity loan or line, but again not before delinquency. Please respond to the following (alphabetic designations have been assigned to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

a)	In light of the fact that you obtain updated credit bureau data, including refreshed FICO scores for every loan in your portfolio, please tell us why this information is not considered more directly in your allowance for loan loss methodology for your home equity loans or lines of credit that are in the second lien position.

b)	Clarify how you concluded that the use of your market valuation allowance (MVA) may capture circumstances where the borrower may be delinquent on their first lien loan, but current on the junior lien held by you.

c)

In situations where you have been notified that the holder of a senior lien has commenced foreclosure action, tell us how often your second lien position was reflected as current and performing. Additionally, tell us whether in these situations

Securities and Exchange Commission

November 9, 2011

you typically record an immediate increase in the allowance and/or provision since the loans were shown as current and collectively evaluated for impairment.

d)	We note that you provide current mean combined loan-to-value (CLTV) percentages for your home equity lines of credit in the draw period on pages 41-42 of your June 30, 2011 Form 10-Q, which would also include these types of loans where you are in the first lien position. In future filings, in order to increase the transparency of this disclosure, please also provide a breakdown of the percentage of these types of loans that have CLTVs greater than 100%, the percentage that have CLTVs between 90-100%, the percentage that have CLTVs between 80-89%, and those with percentages below 80%.”

TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)	While we obtain updated credit bureau data, including refreshed FICO scores, for each account in our home equity loans and lines of credit portfolio, and while that information is considered in the evaluation of non-performing lines and loans, such information, including third-party notifications of foreclosure actions, is not specifically incorporated into the determination of general valuation allowance (“GVAs”) factors that are applied to performing lines and loans. We have not adjusted our GVA factors for unsubstantiated third-party notifications of foreclosure because we have found such notifications to be of limited reliability since the commencement of the housing crisis in 2008. Oftentimes we have found that foreclosure actions were filed by non-lenders such as tax authorities as well as home owner associations (or condominium associations) and not by the first mortgage lien holder. Additionally, even when the foreclosure action is filed by the first lien holder, the filing is often prior to modification or was filed erroneously So, rather than impacting GVA factors, refreshed FICO score trending, from a macro-perspective, is used to broadly influence the determination of our market valuation allowance (“MVA”), and in that way impacts our allowance for loan loss methodology.

b)

Our MVA is intended to serve as a macroeconomic risk reserve, based on the overall condition of the economic, housing and lending markets that is not directly captured in the GVA. For example, under our current allowance for loan loss methodology, substantiated foreclosure actions (including those identified via 3rd party notifications) on property securing home equity loans and lines of credit are included in the development of GVA factors even if the subordinate loan is reflected as current. The MVA attempts to extend the risk evaluation to consider those borrowers who have the wherewithal to fulfill their mortgage obligations but choose not to do so due to declining property value, the availability of modification options and delays in foreclosure processing that allow the borrower to remain in residence without making a first mortgage payment (frequently referred to as strategic defaults). As a result, the MVA does not capture situations where borrowers are currently in foreclosure on their first mortgage (as those situations are captured in GVA factors) but considers those borrowers who may decide to elect to default in the coming quarters due to the aforementioned macro environmental factors.

c)

During the fiscal year ended September 30, 2011, 66% of our second lien positions (95 of 143 instances) were reflected as performing (less than 90 days delinquent) when we received a substantiated notification that senior lien holders had commenced foreclosure actions. Seventy-one of those 95 second lien positions

Securities and Exchange Commission

November 9, 2011

remained current at September 30, 2011. Loans that are reflected as current with the senior lien in foreclosure are considered in the development of GVA factors so the required allowance for loan losses is adjusted upward in a timely manner. The balance of performing home equity loans and lines of credit with an outstanding third-party notification of foreclosure was only $4.2 million at September 30, 2011.

d)	Future filings will be revised to include disclosure similar to the following, adjusted as necessary to reflect then current information with respect to the breakdown of CLTV percentages in accordance with the requested stratification.

	Credit Exposure	Principal Balance	% of total	Percent Delinquent 90 days or more	Mean CLTV Percent at Origination	Current Mean CLTV Percent
	(Dollars in thousands)
Home equity lines of credit in draw period (by current mean CLTV)
< 80%	$1,927,209	$956,573	42.0%	0.59%	52%	54%
80 - 89.9%	536,908	320,215	14.0%	0.70%	73%	85%
90 - 100%	317,951	234,936	10.3%	1.15%	76%	95%
> 100%	746,848	645,776	28.3%	2.27%	78%	133%
Unknown (1)	208,081	122,882	5.4%	0.01%	62%

	$3,736,997	$2,280,382	100.0%	1.11%	63%	79%

(1)	– Market data necessary for stratification is not readily available.

SEC Comment No. 2 – “We note from your disclosures that your credit quality trends (i.e. nonaccrual loans and total past due) consistently improved in all loan segments. We also note that you increased the allowance for loan losses in all loan segments except construction and home equity loans and lines of credit where you released a portion of the allowance during the nine-months ended June 30, 2011. Please explain to us and revise future filings to disclose the factors that led to your allowance for loan losses release in the home equity loans and lines of credit segment and increases in the allowance for loan losses in the other portfolio segments despite the similar credit trends experienced in all of the portfolio loan segments.”

TFS Financial Corporation Response – Future filings will be revised to include disclosure similar to the following, adjusted as necessary to reflect then current information with respect to how different factors, in addition to credit quality trends, influence the levels of, and changes in, the individual components of our allowance for loan losses. The following italicized disclosure is expected to be presented in the narrative section that immediately follows the allowance for loan losses tables that are included in the “Loans and Allowance for Loan Losses” footnote to our consolidated financial statements. In our Form 10-Q for the quarter ended June 30, 2011, this narrative section appeared on page 13 (for your convenience, to highlight the changes expected to be made to specifically address the issues described in this Comment 2, the referenced narrative section of our Form 10-Q for the quarter ended June 30, 2011 has been reprinted and edited below; language that is expected to be added is underlined, while language that is expected to be removed is marked with a strike-through):

The allowance for loan losses is assessed on a quarterly basis and provisions for loan losses are made in order to maintain the allowance at a level sufficient to absorb credit losses in the

Securities and Exchange Commission

November 9, 2011

portfolio. Mortgage loan portfolios are evaluated as homogeneous pools based on similarities in credit profile, product and property types. Through the evaluation, general allowances for loan losses are assessed based on historical loan loss experience for each homogeneous pool. General allowances are adjusted to address other factors that affect estimated probable losses, including the size of the portion of the portfolio that is not subjected to individual review; current delinquency statistics; the status of loans in foreclosure, real estate in judgment and real estate owned; national, regional and local economic factors and trends; ~~and~~ asset disposition loss statistics (both current and historical); and the relative level of specific valuation allowances to the balances of loans individually reviewed. Because so many variables are considered in determining the appropriate level of general valuation allowances, directional changes in individual considerations do not always align with the directional change in the balance of a particular component of the general valuation allowance. Specific allowances are assessed on impaired loans as described later in this footnote.

Residential non-Home Today mortgage loans represent the largest piece of our residential real estate portfolio. We believe overall credit risk is low based on nature, composition, collateral, products, lien position and performance of the portfolio. The portfolio does not include loan types or structures that have recently experienced severe performance problems at other financial institutions (sub-prime, no documentation, pay option adjustable rate mortgages).

As described earlier in this footnote, Home Today loans, particularly those originated prior to March 27, 2009, have greater credit risk than traditional residential real estate mortgage loans. At ~~June~~ September 30, 2011, more than ~~54%~~ 56% of Home Today loans include private mortgage insurance coverage. The majority of the coverage on these loans was provided by PMI Mortgage Insurance Co. (“PMIC”) which the Arizona Department of Insurance seized and indicated that all claims payments would be reduced by 50%. Appropriate adjustments have been made to all of our affected SVAs and our estimated loss severity factors were increased for loans evaluated collectively.

Equity lines of credit represent a significant portion of our residential real estate portfolio. The state of the economy and low housing prices continue to have an adverse impact on this portfolio since the equity lines generally are in a second lien position. Effective June 28, 2010, due to the perceived deterioration in the overall housing conditions including concerns for loans and lines in a second lien position, equity lines of credit and home equity loans are no longer offered.

Supplementally, we advise you that we concur with your observations that during the nine-months ended June 30, 2011 our credit quality trends (i.e. nonaccrual loans and total past due) improved in each loan segment and that we increased the allowances for loan losses in the residential non-Home Today and Home Today loan segments while the allowances for loan losses decreased for the construction and home equity loans and lines of credit loan segments. Setting aside the changes related to the insignificant construction/other loan segment, changes in the balances of the allowances for loan losses for the remaining portfolios are evaluated as follows:

•

Residential non-Home Today (increased $8.5 million from September 30, 2010 to June 30, 2011) – the majority (71%) of the increase in the allowance for loan losses for this loan segment was attributable to specific valuation allowances (“SVAs”) that are determined based on individual loan reviews, while the remainder of the increase in the allowance pertained to the portion of the loan segment that was evaluated collectively; and that increase reflected the portfolio’s increased size. At September 30, 2010, this loan segment’s GVA was 0.43% of the balance of loans evaluated collectively, while at June 30, 2011 the comparable ratio was 0.41%. The smaller ratio reflects the improving credit profile.

Securities and Exchange Commission

November 9, 2011

•

Home Today (increased $14.0 million from September 30, 2010 to June 30, 2011) – more than one-half (57%) of the increase in the allowance for loan losses for this loan segment was attributable to SVAs that are determined based on individual loan reviews, while the remainder of the increase reflects higher loss factors used to estimate the GVA required for that portion of the loan segment evaluated collectively. The higher loss factors were supported by increased SVAs on loans individually reviewed (7.52% at September 30, 2010 as compared to 13.09% at June 30, 2011) and increased charge-offs (annualized charge-offs increased 58% from $4.66 million for the fiscal year ended September 30, 2010 to $7.34 million for the nine-months ended June 30, 2011).

•

Home equity loans and lines of credit (decreased $1.93 million from September 30, 2010 to June 30, 2011) – the change in this loan segment reflects the net impact of two different items. SVAs decreased $4.77 million, while GVA increased $2.84 million. The decrease in SVAs during the nine-month period reflected the reduced balance of loans subjected to individual review. SVAs are determined pursuant to individual loan reviews and as such are generally, subject to the accuracy of the property appraisal and disposition costs estimates, objective in nature. GVAs are by their nature, more subjective than SVAs. At September 30, 2010, this loan segment’s GVA was 1.97% of the balance of loans evaluated collectively, while at June 30, 2011 the comparable ratio was 2.30%. The higher ratio was influenced by increased charge-offs (annualized charge-offs of $53.93 million for the nine-months ended June 30, 2011 increased 10% when compared to $48.82 million for the fiscal year ended September 30, 2010) and the declining balance of the portfolio as we have suspended offering this product to customers.

Future filings will be revised to include, in Management’s Discussion and Analysis, disclosure similar to the three preceding bullet points, adjusted as necessary to reflect then current information with respect to changes in the balances of the allowances for loan losses that are not intuitively apparent by reviewing amounts reported in the tables that provide details with respect to such balances.

SEC Comment No. 3 – “We note your tabular disclosure for troubled debt restructuring loans (TDRs) on page 17 and that you have loans with multiple modifications. Please tell us and revise future filings to address the following (alphabetic designations have been assigned to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

a)	Discuss the situation and type of TDRs that you modify more than once. Also, describe the procedures you perform and what borrower information you obtain in your decision to re-modify a loan.

b)	Describe the scenarios where you would use a short-term loan modification as opposed to a longer-term modification. In your response discuss whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans.

c)	We note from your response to prior comment eight that you apply a default factor when determining the allowance for loan losses for your TDRs. Tell us whether you

Securities and Exchange Commission

November 9, 2011

consider the likelihood of the need for an additional modification in the future as part of your default factor built into the loan estimate, and if so, how that is done. To the extent you do not, please clarify whether the multiple modifications in the future result in a higher allowance for loan losses at the time of the subsequent modification.”

TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)	Future filings will be revised to include disclosure similar to the following, adjusted as necessary to reflect then current information with respect to the situations and types of TDRs that we modify more than once, including a description of the procedures that we perform and the borrower information that we obtain in making our re-modification decision. The following italicized disclosure is expected to be presented in a paragraph that will immediately follow the table of TDRs modified during the period that is included in the “Loans and Allowance for Loan Losses” footnote to our consolidated financial statements. In our Form 10-Q for the quarter ended June 30, 2011, this table appeared on page 17.

Troubled debt restructured loans may be modified more than once. In most instances, re-modification is available for each type of troubled debt restructuring and each loan category and occurs as a result of a borrower experiencing an extended income curtailment or hardship. The duration of modification is generally based on the borrower’s payment status. If the borrower is current on his/her loan with us, we will consider a short term modification based on the borrower’s assessment of the length of income curtailment. Re-modification or long term modification usually involves extended income curtailment or hardship. In evaluating the need for a re-modification, the borrower’s ability to repay is generally assessed utilizing a debt to income and cash flow analysis. As the economy remains sluggish and high unemployment persists, the need for re-modifications continues to linger, resulting in approximately 12% of short-term modifications being extended into more permanent or longer-term modifications.

b)	Future filings will also be revised as necessary to reflect then current information with respect to situations in which we use short-term modifications as opposed to longer-term modifications and will address the frequency that short-term modifications result in more permanent, or longer-term modifications being made in the future for these loans. This disclosure has been included in our response to clause a) of this Comment 3 as presented above.

c)

We advise you that through September 30, 2011, the likelihood of the need for an additional modification in the future was not separately considered in the development of our default factor used in the determination of the allowance for loan losses for TDRs because the level of re-modification activity was not significant ($20 million of cumulative re-modifications at September 30, 2011, with approximately $14 million of that occurring during fiscal 2011). Additionally, we advise you that the impact of re-modifications has, historically, been captured as a component of our MVA which, among other things, captures and extrapolates recent loss experience as a part of the MVA reserve. In that way, the risk that recent loan modification loss experience will re-occur is reflected in the MVA. Notwithstanding our current procedures, and in recognition of the increasing amount of TDRs and the inevitability of the need for additional modifications in the future, we further advise you that we will revise and enhance our allowance for loan loss-related procedures to include consideration of the need for additional modifications as a separate component in the development of

Securities and Exchange Commission

November 9, 2011

our default factor used in the determination of the allowance for loan losses for TDRs. In connection with this change, we will also revise our MVA-related procedures so as to not duplicate consideration of the need for additional modifications in the development of our total allowance for loan losses.

* * * * *

In accordance with the request set forth in your Letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or wish to receive more information with respect to any of the matters addressed in our response, please contact me at (216) 429-5363.

Sincerely,

/s/ David S. Huffman
David S. Huffman, Chief Financial Officer